[K&LNG LOGO]                                     1800 Massachusetts Avenue, N.W.
KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP      Suite 200
                                                 Washington, DC 20036-1221
                                                 202-778-9000
                                                 Fax 202-778-9100
                                                 www.klng.com

                                                 Ndenisarya Meekins
                                                 202.778.9021
                                                 Fax:  202.778.9100
                                                 nmeekins@klng.com


February 25, 2005


FILED VIA EDGAR
---------------

Mr. Dominic Minore, Esq.
Office of Disclosure and Review
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC   30549

      Re.:  Legg Mason Light Street Trust, Inc.
            1933 Act File No. 333-61525
            1940 Act File No. 811-08943

Dear Mr. Minore:

      This letter responds to your comments, discussed in our telephone conversation on February 18, 2005, regarding Post-Effective Amendment No. 13
("PEA No. 13") to the registration statement on Form N-1A of Legg Mason Light Street Trust, Inc. ("Registrant"). As you know, PEA No. 12 is scheduled to become effective on February 28, 2005 pursuant to Rule 485 under the Securities Act of 1933, as amended. The changes discussed below will be reflected in the 485(b) filing, which we will file on Friday, February 25, 2005. Defined terms have the same meaning as they do in PEA No. 13.

PRIMARY CLASS PROSPECTUS

1. COMMENT: On page 11, in the section entitled "Account Policies - Calculation of net asset value," to the extent that this Fund invests in securities of other investment companies, please include the information required by the Instruction to Item 6(a)(1) of Form N-1A.

      RESPONSE: No change has been made in response to Comment 1 because this Fund does not invest in other investment companies.

Mr. Dominic Minore, Esq.
Office of Disclosure and Review
Securities and Exchange Commission
February 25, 2005
Page 2

2. COMMENT: On page 12, in the section entitled "Account Policies - Frequent Trading of Fund Shares," include a statement that is responsive to Item
6(e)(4)(ii) of Form N1-A - "Whether or not the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders."

      RESPONSE: We have revised the second paragraph of this section as follows:

      "The fund reserves the right to refuse any client or reject any purchase order for shares (including exchanges) for any reason. In particular, the fund's Board of Directors has determined that the fund is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the securities markets. THE FUND DOES NOT THEREFORE ACCOMMODATE FREQUENT PURCHASES AND REDEMPTIONS OF FUND SHARES, and has adopted a policy intended to deter frequent trading in the fund's shares."

3. COMMENT: On page 12, in the section entitled "Account Policies - Frequent Trading of Fund Shares," the first sentence of the third paragraph of this section reads: "Under the fund's frequent trading policy, the fund reserves the right to RESTRICT or reject purchases of shares..." What is meant by the word "restrict?"

      RESPONSE: The items "restrict or reject" refer to the ability of the Fund to take action against a shareholder whose trading appears inconsistent with the Fund's frequent trading policy. This may include restricting shareholders identified as frequent traders from purchasing additional shares in the fund altogether. However, the fund may also use other methods to deter frequent trading such as requiring purchase orders to be submitted by U.S. mail. To make this clear, the third paragraph of this section has been amended as follows:

      "Under the fund's frequent trading policy, the fund reserves the right to restrict or reject purchases of shares (including exchanges) without prior notice whenever the fund detects a pattern of excessive trading. The policy provides that the fund will USE ITS BEST EFFORTS TO restrict a shareholder's trading privileges in the Legg Mason Funds if that shareholder HAS engaged in four or more "Round Trips" during any rolling 12-month period. However, the fund has the discretion to make inquiries or to take action against any shareholder whose trading appears inconsistent with the FREQUENT TRADING POLICY. EXAMPLES OF THE TYPES OF ACTIONS THE FUND MAY TAKE TO DETER EXCESSIVE TRADING IN A SHAREHOLDER ACCOUNT INCLUDE RESTRICTING THE SHAREHOLDER FROM PURCHASING ADDITIONAL SHARES IN THE FUND ALTOGETHER OR IMPOSING OTHER RESTRICTIONS (SUCH AS REQUIRING PURCHASE
      ORDERS TO BE SUBMITTED BY MAIL) THAT WOULD DETER THE SHAREHOLDER FROM TRADING FREQUENTLY IN THE FUND."

Mr. Dominic Minore, Esq.
Office of Disclosure and Review
Securities and Exchange Commission
February 25, 2005
Page 3

4. COMMENT: On page 12, in the section entitled "Account Policies - Frequent Trading of Fund Shares," the third sentence of the third paragraph of this section reads: "However, the fund has the discretion to make inquiries or to take action against any shareholder whose trading appears inconsistent with the policy." For clarity, insert the words "frequent trading" before "policy."

      RESPONSE: See the amended text included in response to Comment 3 above.

STATEMENT OF ADDITIONAL INFORMATION

5. COMMENT: On page 23, in the section entitled "Disclosure of Portfolio Holdings," the first sentence of the sub-section entitled NON-PUBLIC DISSEMINATION OF PORTFOLIO HOLDINGS INFORMATION reads: "From time to time, portfolio holdings that are not publicly available may be required by third parties in order to perform various services for the Fund, INCLUDING custodian services, pricing services..." Do not use the word "including." This list should be an exclusive list of the service providers that receive non-public information.

      RESPONSE: We note that a complete list of the service providers referred to in this sentence is provided on page 23 of the Statement of Additional Information. The sentence had been amended as follows.

      From time to time, portfolio holdings that are not publicly available may be required by third parties in order to perform various services for the fund

6. COMMENT: On page 23, in the section entitled "Disclosure of Portfolio Holdings," include disclosure that addresses Form N-1A Item 11(f)(1)(vi) "The procedures that the Fund uses to ensure that disclosure of information about portfolio securities is in the best interests of Fund shareholders, including procedures to address conflicts between the interests of Fund shareholders, on the one hand, and those of the Fund's investment adviser; principal underwriter; or any affiliated person of the Fund, its investment adviser, or its principal underwriter on the other"

      RESPONSE: The Board has authorized the Chief Legal Officer to make determinations as to whether the disclosure of information about portfolio securities is in the best interests of Fund shareholders. As an officer of the Fund, the Chief Legal Officer has fiduciary duties to the Fund.

7. COMMENT: On page 23, in the section entitled "Disclosure of Portfolio Holdings," include disclosure that addresses Form N-1A Item 11(f)(1)(vii) "The manner in which the board of directors exercises oversight of the disclosure of the Fund's portfolio securities."

Mr. Dominic Minore, Esq.
Office of Disclosure and Review
Securities and Exchange Commission
February 25, 2005
Page 4

      RESPONSE: The first paragraph of this section has been amended as follows:

      "The Board of Directors of the fund has adopted the following guidelines with respect to the disclosure of the fund's portfolio securities. THE FUND'S BOARD BELIEVES THESE POLICIES ARE IN THE BEST INTERESTS OF THE FUND AND THAT THEY STRIKE AN APPROPRIATE BALANCE BETWEEN THE DESIRE OF INVESTORS FOR INFORMATION ABOUT THE FUNDS` PORTFOLIO HOLDINGS AND THE NEED TO PROTECT THE FUNDS FROM POTENTIALLY HARMFUL DISCLOSURES. THE EXTENT OF THESE DISCLOSURES AND WHEN THEY WILL BE MADE WAS REVIEWED AND APPROVED BY BOARD UPON THE RECOMMENDATIONS OF THE FUND'S INVESTMENT ADVISER. THE BOARD WILL BE PROVIDED WITH REPORTS REGARDING ANY DETERMINATIONS MADE BY THE CHIEF LEGAL OFFICER PURSUANT TO THE POLICY AND ANY OTHER MATERIAL ISSUES ARISING UNDER THE POLICIES AND CAN EXERCISE OVERSIGHT OVER THE OPERATION OF THE POLICIES."

8.    COMMENT:  In the section  entitled  "Disclosure  of  Portfolio  Holdings,"
include, where applicable, disclosure that addresses the portion of Item 11(f)(1)(ii) of Form N-1A regarding: "Any conditions or restrictions placed on the use of information about portfolio securities that is disclosed, including...prohibitions on trading based on the information and any procedureS to monitor the use of this information."

      RESPONSE: The following paragraph provides one example of the amended language:

      "Such entities may be provided with information more current than the latest publicly-available portfolio holdings ONLY if THE CHIEF LEGAL OFFICER OF THE FUND DETERMINES THAT 1) more current information is necessary in order for the third party to complete its task, 2) the FUND HAS A LEGITIMATE NEED FOR DISCLOSING THE INFORMATION, AND 3) THE third party has agreed in writing (OR IS OTHERWISE REQUIRED BY VIRTUE OF A WRITTEN CODE OF ETHICS, PROFESSIONAL RESPONSIBILITY, GOVERNMENTAL OR SRO RULES OR FIDUCIARY DUTY) to keep the information confidential, TO use it only for the agreed-upon purpose(s), AND NOT TO TRADE SECURITIES ON THE BASIS OF THE INFORMATION. No consideration may be received by any party for providing non-public fund portfolio information to any third party, except consideration received by the fund in connection with the services being provided to it by the third party which receives the non-public information. The investment adviser and its affiliates shall not be deemed to have received consideration solely by the fact that services provided to the fund may result in sales of fund shares."

9. COMMENT: On Page 23, the second sentence in the fourth paragraph following the heading "Other Third Parties" in the section entitled "Disclosure of Portfolio Holdings," reads: "In such a case, the fund has not entered into a formal confidentiality agreement with the broker dealer." Has the fund's board

Mr. Dominic Minore, Esq.
Office of Disclosure and Review
Securities and Exchange Commission
February 25, 2005
Page 5

determined that this does not present a risk to the fund? Add disclosure that identifies any risk that exists because there are no confidentiality agreements with these broker dealers. Are the broker dealers prohibited from trading on the information? Has the fund determined that there is a legitimate business purpose for disclosing the information to the broker dealers?

      RESPONSE: The fund relies on applicable statutes, rules and fiduciary obligations imposed on broker dealers to ensure that a broker dealer will not misuse the information provided to it by the fund. The fourth paragraph has been amended as follows:

      "Additionally, the fund may occasionally reveal certain portfolio securities to broker dealers in connection with that broker dealer executing securities transactions on behalf of the fund. In such a case, the fund has not entered into a formal confidentiality agreement with the broker dealer BUT RELIES ON THE BROKER DEALER'S OBLIGATIONS BASED ON STATUTES, RULES, AND FIDUCIARY OBLIGATIONS, NOT TO TRADE BASED ON THE INFORMATION OR OTHERWISE USE IT IMPROPERLY. THE FUND WOULD NOT CONTINUE TO CONDUCT BUSINESS WITH A BROKER/DEALER WHOM THE FUND'S INVESTMENT ADVISER BELIEVED WAS MISUSING THE DISCLOSED INFORMATION."

As to "legitimate business purpose," the Fund cannot purchase or sell portfolio securities (an activity central to the Fund's entire reason for existence) without the executing broker-dealers becoming aware of the Fund's position.

10. COMMENT: The end of the fourth paragraph from the end of the section entitled "Disclosure of Portfolio Holdings," on page 24 reads: "...so long as the Chief Legal Officer determines that the fund has a legitimate business purpose for disclosing the information and the dissemination cannot reasonably give the recipient an advantage in trading fund shares or in any other way harm the fund or its shareholders." This should also address the requirement that the persons receiving the information are required to keep the information confidential and are prohibited from trading on the information.

      RESPONSE: This section of the Statement of Additional Information refers to disclosure of two types of information. The first is that which is not "made pursuant to ongoing arrangements with third parties" and the second is general information that is not disclosure of portfolio holdings. Neither of these would therefore require specific disclosure pursuant to Item 11(f)(2) of Form N-1A. Furthermore, we believe the comment overlooks existing disclosure, which states that the disclosure described involves only information the dissemination of which could not reasonably give the recipient an advantage in trading fund shares. Because of this predicate, there is no reason to restrict trading or require that the recipient keep the information confidential.

Mr. Dominic Minore, Esq.
Office of Disclosure and Review
Securities and Exchange Commission
February 25, 2005
Page 6

      If you have any further comments or questions regarding this filing, please contact me at (202) 778-9021 or Arthur C. Delibert at (202) 778-9042. Thank you for your attention to this matter.

                                   Sincerely,

                                   /s/ Ndenisarya Meekins

                                   Ndenisarya Meekins